Code of Business Conduct and Ethics

1.	PURPOSE

1.1

The Company believes that long-term, trusting business relationships are built by having each of its employees, officers and Board members being honest, open and fair in every action they take on behalf of the Company. In that regard, in order to guide such actions, the Company has adopted the USA Truck Code of Business Conduct and Ethics.

2.	SCOPE

2.1	It shall be the policy of USA Truck to conduct its business operations in a manner that will uphold the highest professional standards.

2.2	The Company expects that those with whom it does business (including vendors and customers) will adhere to USA Truck’s Code of Business Conduct standards.

2.3

The fundamental principle that underlies the way the Company does business is good judgment. An understanding of the Company’s legal and ethical parameters enhances that judgment. USA Truck has a responsibility to pay constant attention to all legal boundaries and to comply with all applicable laws and regulations in its operations. The Company has the same obligation to the communities in which it does business and to the customers and vendors with whom it does business.

2.4

Misconduct cannot be excused because it was directed or requested by another individual. In this regard, employees are expected to alert the Internal Auditor or a member of management whenever an illegal, dishonest or unethical act is discovered or suspected. Employees will never be penalized for reporting their discoveries or suspicions in good faith (see the Company’s Open Door Policy and Policy Statement and Procedures for Reporting of Violations and Complaints for further details). Possible violations may also be reported directly to the Audit Committee of USA Truck’s Board of Directors at auditcommittee@usa-truck.com.

3.	POLICY

3.1	Conflicts of Interest

3.1.1

Employees are expected to make or participate in business decisions and actions in the course of their employment with USA Truck based on the best interests of the Company as a whole, and not based on personal relationships or benefits. Conflicts of interest can compromise employees’ business ethics. Employees are expected to apply sound judgment to avoid conflicts of interest. At USA Truck, a conflict of interest is any activity that is inconsistent with or opposed to USA Truck’s interests, or gives the appearance of impropriety. Any activity or relationship from which any employee or Director derives an improper personal benefit as a result of his or her position with the Company is also a conflict of interest.

3.1.2

Employees and Directors should avoid any relationship that would cause them to have any other duties, responsibilities or obligations that run counter to their duties and responsibilities at USA Truck. Employees are expected to disclose to management any situations that may involve conflicts of interests affecting them personally or affecting other employees or those with whom we do business.

3.1.3

Members of USA Truck’s Board of Directors have a special responsibility because our Directors are prominent individuals with substantial other responsibilities. To avoid conflicts of interest, Directors are expected to disclose to their fellow Directors any personal interests they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision relating to a transaction involving themselves, their family members or an entity in which they have an interest, or from which they may otherwise derive any personal benefit.

3.1.4

Without limiting the foregoing, any leases, equipment purchase agreements or other contracts with officers, Directors, or affiliates of USA Truck (including but not limited to any transaction or relationship required to be disclosed in the company’s SEC filings) must be approved by the Board of Directors, based on a determination by a majority of the Directors, and a majority of the disinterested Directors, that the transaction is reasonable, in the best interests of USA Truck and on terms no less favorable than could be obtained from an unrelated third party. The determination made by the Board, and by a majority of the disinterested Directors, shall be based on a determination to the same effect, and a recommendation by, the Audit Committee. In addition, the Audit Committee shall review all such transactions and relationships on an ongoing basis, as contemplated by the Audit Committee Charter.

3.1.5

Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. It is not possible to list all conflicts of interest. These are examples of the types of conflicts of interest that USA Truck, employees and Directors are expected to avoid. Ultimately, it’s the responsibility of each individual to avoid any situation that could appear to be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager or the Internal Auditor.

3.1.5.1

Interest in Other Businesses: USA Truck employees and Directors and members of their immediate families must avoid any direct or indirect financial relationship with other businesses that could cause divided loyalty.

3.1.5.2

Outside Directorships and Membership in Advisory Boards: USA Truck encourages its employees to be active in industry and civic associations, including membership in other companies’ Boards of Directors and Advisory Boards. However, management employees or employees in key positions who serve on outside boards of for-profit organizations are required, prior to acceptance, to obtain written approval from the Audit Committee.

USA Truck’s Audit Committee may at any time rescind prior approvals in order to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of the Company. In addition, USA Truck will periodically conduct an inquiry of employees to determine the status of their membership on outside boards

3.1.5.3

Investments in USA Truck’s vendors or customers: Employees should have no more than a modest investment, if any, in any of USA Truck’s major vendors or customers (see the Company’s Investments in Vendors and Customers Policy for further details). Any such investment must not involve the use of confidential “inside” or proprietary information, such as confidential information that might have been learned about the other company on account of USA Truck’s relationship with the other company. Where an employee, either directly or through people in his/her chain of command, has responsibility to affect or implement USA Truck’s relationship with the other company, prior written approval of the Audit Committee is required; in such cases, however, approval is likely to be denied.

If an investment is made and/or approval is granted, and the employee subsequently finds him- or herself in a potentially conflicted position due to his or her job responsibilities or those of others in his or her chain of command, the USA Truck employee is expected to recuse him- or herself from any involvement in USA Truck’s relationship with that company. The employee should also promptly disclose the potential conflict in writing to his or her manager and the Internal Auditor, or if the employee is an officer of the Company, he or she should notify the Internal Auditor and the Chairman of the Audit Committee. Efforts will be made to resolve the situation equitably on a case-by-case basis, but always without violating the provisions of this Code. If the conflict is so fundamental as to undermine the employee’s ability to undertake an important job activity, divestiture is likely to be required.

3.1.5.4

Favors, gifts and entertainment: Other than modest gifts given or received in the normal course of business (including travel and entertainment), neither USA Truck employees nor members of their families may give or receive valuable gifts (including gifts of equipment, money, discounts or favored personal treatment) to or from any person associated with USA Truck’s existing or potential vendors or customers. In no event should an employee of USA Truck put the Company or him- or her- self in a position that would be embarrassing if the gift were made public (see the company’s Favors, Gifts and Entertainment Policy for further details).

3.3	BRIBES / KICKBACKS

Any employee who pays, offers or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment, including but not limited to improper payments to government or regulatory officials.

3.4	LOANS

Employees and Directors may not request or accept loans from USA Truck. Likewise, USA Truck may not make loans available to its employees or Directors. “Loan” includes direct loans for any purpose (including but not limited to option exercises) and guarantees and similar credit support.

3.4	IMPROPER USE OR THEFT OF USA TRUCK PROPERTY

Every employee must safeguard USA Truck property from loss or theft, and may not take such property for personal use. USA Truck property includes confidential information, software, computers, office equipment and supplies. Employees must appropriately secure all USA Truck property within their control to prevent its unauthorized use. Using USA Truck computers or communications systems to access or distribute personal/”non-business related” information, data or graphics is strictly prohibited (see the company’s Corporate Communications Policy for further details).

3.5	COVERING UP MISTAKES; FALSIFYING RECORDS

Mistakes should never be covered up, but should be immediately and fully disclosed and corrected. Falsification of any USA Truck, client or third party record is prohibited.

3.6	ABUSE OF USA TRUCK, CUSTOMER OR VENDOR INFORMATION

Employees and Directors may not reveal USA Truck, customer or vendor confidential or proprietary information to others. This includes business methods, pricing and marketing data, strategy, computer code, screens, forms and information about USA Truck’s current, former and prospective customers, vendors and employees.

3.7	SALES: DEFAMATION AND MISREPRESENTATION

Aggressive selling should not include misstatements, innuendo or rumors about competitors or their products, services and financial condition. Unsupportable promises concerning USA Truck’s services by its own salespersons are prohibited.

3.8	SPECIAL ETHICS OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITES

As a public Company, it is of critical importance that USA Truck’s filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with USA Truck, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. USA Truck expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the company’s public disclosure requirements.

The Chief Financial Officer and his/her staff bear a special responsibility for promoting integrity throughout the organization, with responsibilities to stockholders both inside and outside of USA Truck. The Chief Executive Officer, President, Chief Financial Officer and their staffs have special roles both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of USA Truck’s financial results and condition.

Because of this special role, the Chief Executive Officer, President, Chief Financial Officer and their staffs, as well as any other USA Truck personnel who have responsibilities for the Company’s financial and public reporting, are bound by the following Financial Reporting Code of Ethics, and each agrees that he or she will:

3.8.1	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
3.8.2

Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that USA Truck files with, or submits to, government agencies and in other public communications.

3.8.3	Comply with rules and regulations of federal, state, provincial and local governments and other appropriate private and public regulatory agencies.
3.8.4	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.
3.8.5

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

3.8.6	Share knowledge and maintain skills important and relevant to stockholders’ needs.
3.8.7	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.
3.8.8	Achieve responsible use of and control over all assets and resources employed or entrusted.
3.8.9	Promptly report to the Internal Auditor and/or the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of this

Code, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

If you believe that a violation of the Financial Reporting Code of Ethics has occurred, please contact USA Truck’s Audit Committee of the Board of Directors at auditcommittee@usa-truck.com.

It is against USA Truck company policy to retaliate against any employee for good faith reporting of violations of this Code (see the company’s Policy Statement and Procedures for Reporting of Violations and Complaints for further details).

3.9	INSIDER TRADING

If an employee has material, non-public information relating to USA Truck, it is USA Truck’s policy that neither the employee, nor any person related to the employee, may buy or sell securities of USA Truck or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers or suppliers, if an employee has material, non-public information about that company which the employee obtained in the course of their employment by USA Truck.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the employee learned the material information are also disallowed. Even the appearance of an improper transaction must be avoided to prevent any potential risk to USA Truck or the individual trader. Willful violations of insider trading laws will result in immediate termination of employment and may be punishable by fines and/or imprisonment.

Besides the obligation to refrain from trading while in possession of material, non-public information, employees are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggest that an employee was trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, of course, tipping is also a serious breach of corporate confidentiality. For this reason, employees should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators) where others may hear such information.

USA Truck has an “open-window” period in which management personnel, executive officers, directors and inside owners of at least ten percent of the Company’s outstanding stock may trade in USA Truck stock. These individuals may begin trading USA Truck stock one and one-half (1.5) Trading Days (a Trading Day being defined as six and one-half (6.5) hours of Market Hours trading on the NASDAQ Stock Market) following the Company’s quarterly earnings release (the trading “window” opens) and must cease trading on the seventh (7th) Trading Day of the third month of the quarter in which the earnings release was made (the window closes). However, these individuals may purchase USA Truck stock during “closed window” periods through the Company’s employee stock purchase plan. Should any of these employees learn of a material, non-public event affecting the Company during an “open window” period, the trading window closes for them immediately. In addition to these rules, directors, officers and inside owners of at least ten percent of the company’s outstanding stock are prohibited from both purchasing and selling USA Truck stock within a six month period (except for purchases under the Company’s employee stock purchase plan and exercises of in-the-money employee and non-employee director stock options and awards). All other employees should default to these trading rules if they are unsure of their insider status. Insiders who are contemplating trading the Company’s Common Stock are required to “pre-clear” said trade(s) with the Financial Analyst of USA Truck, who is also available to answer questions about this Policy (see the company’s Corporate Communications Policy for further details).

3.10	POLITICAL CONTRIBUTIONS

No USA Truck assets--including employees’ work time, use of USA Truck premises, use of USA Truck equipment or direct monetary payments--may be contributed to any political candidate, political actions committees, party or ballot measure without the permission of the Chief Executive Officer and President. Of course, USA Truck employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

3.11	WAIVERS

The Code of Business Conduct and Ethics applies to all USA Truck employees and its Board of Directors. There shall be no waiver of any part of the Code, except by a vote of the Audit Committee (except that a majority vote of the full Board, and of all disinterested Directors, is required to approve any waiver involving an executive officer or Director). The Board or the Audit Committee, as applicable, will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect USA Truck.

3.12	REPORTING ETHICAL VIOLATIONS

If an employee is powerless to stop a suspected violation of this Code or discovers it after it has occurred, the employee should report it to the Internal Auditor or a member of management. The USA Truck Policy Statement and Procedures for Reporting of Violations and Complaints also describes a process that has been established for reporting violations of this Code.

If the employee is still concerned after speaking with the Internal Auditor or member of management or feels uncomfortable speaking with them (for whatever reason), the employee may anonymously report violations relating to questionable accounting or auditing matters under special procedures established in the Policy Statement and Procedures for Reporting of Violations and Complaints, including a confidential “hotline”. Employees acting in good faith have USA Truck’s commitment that they will be protected from retaliation (see the company’s Open Door Policy and Policy Statement and Procedures for Reporting of Violations and Complaints for further details).

3.13	PROCEDURES FOR DETERMINING VIOLATIONS

If a violation or suspected violation of this Code is reported to any member of management, he or she will promptly report it to the Internal Auditor. The Internal Auditor will use his or her reasonable best efforts to gather as much information as possible about any reported violation, including by conducting an interview with the reporting person (if the report has not been made anonymously) and other persons who may have knowledge of the violation. The Internal Auditor has the authority to make the initial determination of whether a violation of this Code has occurred (except for violations of the Financial Reporting Code of Ethics, or any violation of this Code by a Director, for which the Audit Committee shall have sole authority for making such determination). If an employee disagrees with the determination made by the Internal Auditor, the employee has the right to appeal the determination to the Board of Directors by giving written notice to the Internal Auditor, who will promptly refer the question to the Board. The Board of Directors may delegate authority for reviewing determinations by the Internal Auditor to the Audit Committee or to any other committee of the Board established for the purpose of conducting such reviews. Any determination by the Board of Directors or any Committee of the Board will be final and binding on all parties.

3.14	PENALTIES FOR VIOLATIONS

Violations of this Code, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. In addition, illegal acts by employees or Directors will be promptly reported to the appropriate legal authorities. The Internal Auditor will have the authority to take all permitted disciplinary actions under this Code, including the termination of employment of any employee who has violated this Code, unless the employee is an elected officer of the company, in which case the Internal Auditor will refer the matter to the Board of Directors for disciplinary action. The Board of Directors will also address violations by Directors, and the Director accused of a violation will recuse himself or herself and not participate in any decision made in connection therewith.

4.	DEFINITIONS/NOTES

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5.	RESPONSIBILITY AND AUTHORITY

•	The Directly Responsible Party for this Policy is the Internal Auditor of USA Truck.
•	The Ultimate Responsible Party for this Policy is the CFO of USA Truck.
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6.	RELATED DOCUMENTATION

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7.	RECORDS

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